UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For  the  month  of          May,  2003

Commission  File  Number     0-29586

                              EnerNorth industries inc.
                    (FORMERLY: ENERGY POWER SYSTEMS LIMITED)
                    ----------------------------------------
                    (Address of Principal executive offices)


      2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
      --------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F    X          Form  40-F
          -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Yes                          No     X
                                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

     Yes                     No   X
                               ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82-  _________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     EnerNorth  industries  inc.
     (formerly:  Energy  Power  Systems  Limited)


Date:  May 15,  2003                    By:____"Sandra J. Hall"____ ______
     ---------------------                       -----------------------------
--
     Sandra  J.  Hall,
President,  Secretary  &  Director

MATERIAL CHANGE REPORT
Section 75(2) of the Securities Act (Ontario)
Section 118(1) of Securities Act (Alberta)
Section 85(1) of the Securities Act (British Columbia)


Item 1.		Reporting Issuer

ENERNORTH INDUSTIRES INC. (formerly: Energy Power Systems Limited), 2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6.

Item 2.		Date of Material Change

May 22, 2003.

Item 3.		Press Release

The Press Release was disseminated via CCNMatthews via North
American Disclosure on May 22, 2003.

Item 4.		Summary of Material Change

The Company issued a Press Release, attached hereto as Exhibit "A".

Item 5.		Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.		Reliance on Section 75(3) of the Act

Confidentiality is not requested.

Item 7.		Omitted Information

No information has been omitted in respect of the material change.

Item 8.		Senior Officer

Sandra J. Hall, President & Secretary  (416) 861-1484.

Item 9.		Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, Ontario this 22nd day of May 2003.

                 ENERNORTH INDUSTRIES INC.
                 (Formerly: Energy Power Systems Limited)



                 Per:  "Sandra J. Hall"
                 President & Secretary




-2-
                   Exhibit "A"
                   NEWS RELEASE
EnerNorth's Industrial & Offshore Division Order Book
Expands By C$5 Million

Toronto, Canada - May 22, 2003 - EnerNorth Industries Inc. (AMEX:
ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that its Industrial & Offshore Division, M&M Engineering Limited and M&M Offshore Limited (M&M) have been awarded contracts and orders approximating C$5 Million with some of Atlantic Canada's leading industrial companies, including, North Atlantic Refining Limited and Halliburton Group Canada.

The contracts with North Atlantic Refining Limited include major rebuild and maintenance work on two process heater units and also major repair work on one of the main oil storage tanks at the Come-By-Chance Refinery in Newfoundland and Labrador.

 The contract with Halliburton Group Canada is for the fabrication, assembly and testing of two burner booms and fabrication of associated supports.

John Brake, Chairman of M&M stated: "We are extremely pleased with the level of confidence afforded M&M in carrying out large scale projects for Newfoundland's growing Oil Industry. It is another step forward in management's plan to increase M&M revenues and market share".

About North Atlantic Refining Ltd. (NARL)

NARL operates the 105,000 barrels per day Refinery at Come-By-Chance, Newfoundland and Labrador. The strategic location on the main North Atlantic shipping route allows NARL to bring crude oil from overseas and new offshore oil fields in Atlantic Canada and ship refined petroleum products anywhere in the world. NARL holds the largest refinery dock in North America with extensive tank facilities and is only three sailing days from New York.

About Halliburton

Founded in 1919, Halliburton is one of the world's largest providers of products and services to the oil and gas industries. The Company adds value through the entire lifecycle of oil and gas reservoirs and provides and integrates products and services, starting with exploration and development, moving through production, operations, maintenance, conversion and refining, to infrastructure and abandonment. Halliburton employs 85,000 people in more than 100 countries.

About EnerNorth Industries Inc.

EnerNorth is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer
Telephone: (416) 861-1484
www.enernorth.com


Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.